Exhibit 2.3

September 29, 2023

Crown Crafts, Inc.

916 South Burnside Avenue

Gonzales, LA 70737

Attn: Olivia Elliott, Chief Executive Officer

Re:

Equity Purchase Agreement, by and between H Enterprises International, LLC, a Delaware limited liability corporation (“Seller”), and Crown Crafts, Inc., a Delaware corporation (“Purchaser”), dated March 17, 2023 (the “Equity Purchase Agreement”). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Equity Purchase Agreement.

This letter, when countersigned by Purchaser, sets forth the agreement of Seller and Purchaser with respect to the foregoing:

Purchaser and Seller agree that the Aggregate Adjustment amount plus interest through the date hereof shall be $509,177.21, as set forth in the attached Exhibit A, subject to the provisions of this letter agreement set forth below.

Purchaser and Seller agree that, while Purchaser and Seller have agreed to use the Accrued Sales Tax set forth on Exhibit A for purposes of resolving the Aggregate Adjustment, the use of such amount does not constitute Purchaser or Seller’s agreement as to the amount of the Pre-Closing Sales Tax Obligations. Purchaser and Seller agree that: (i) to the extent that the Accrued Sales Tax set forth on Exhibit A (the “Closing Accrued Sales Tax”) is less than the Pre-Closing Sales Tax Obligations, then Seller shall pay to Purchaser an amount equal to such shortfall; and (ii) to the extent that the Closing Accrued Sales Tax is greater than the Pre-Closing Sales Tax Obligations, then Purchaser will pay to Seller the amount of any such excess.

For purposes of this letter agreement, Pre-Closing Sales Tax Obligations shall include: (i) all sales and use Tax owed by the Company for any Pre-Closing Tax Period; plus (ii) all interest and penalties with respect thereto; plus (iii) all expenses incurred by the Company (including any accounting, third party vendor or similar fees) in connection with preparing and making any filings with any Taxing Authority in connection with any sales and use Taxes for Pre-Closing Tax Periods.

Purchaser and Seller further agree to cooperate with respect to the determination of any Pre-Closing Sales Tax Obligations. Purchaser does not waive any rights pursuant to the Equity Purchase Agreement with respect to Taxes for any Pre-Closing Tax Periods including under Article 7 and Article 8 thereof.

This letter may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same document.

Very truly yours,

H Enterprises International, LLC

By: /s/ Donald H. Swan

Name: Donald H. Swan

Title:   Chairman

Crown Crafts, Inc.

By: /s/ Craig J. Demarest

Name: Craig J. Demarest

Title:   Vice President and Chief Financial Officer